Destra Investment Trust
901 Warrenville Road, Suite 15
Lisle, IL 60532

December 22, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Destra Global L-Series Fund, Destra International L-Series Fund and
                   Destra US All Cap L-Series Fund (the “Funds”)

Ladies and Gentlemen:

The undersigned, Destra Investment Trust (the “Registrant”) and Destra Investments LLC, the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-167073) so that the same may become effective at 3:00 p.m., Eastern Time on December 29, 2010, or as soon thereafter as practicable.

Very truly yours,

Destra Investment Trust

By: /s/ Nicholas Dalmaso
Nicholas Dalmaso, Secretary

Destra Investments LLC

By: /s/ Nicholas Dalmaso
Nicholas Dalmaso, President